RESIDENT PARTNERS:
PEGGY P. Y. CHEUNG	JONES DAY
SEBASTIEN EVRARD	眾達國際法律事務所
PHILLIP GEORGIOU	SOLICITORS AND INTERNATIONAL LAWYERS	TELEPHONE: (852) 2526-6895
DONALD HESS	31ST FLOOR, EDINBURGH TOWER, THE LANDMARK	FACSIMILE : (852) 2868-5871
ASHLEY HOWLETT	15 QUEEN’S ROAD CENTRAL, HONG KONG
JOELLE S. L. LAU	香港皇后大道中十五號置地廣場公爵大廈三十一樓
ANITA P. F. LEUNG
CHIANG LING LI
GRAHAM LIM
BENJAMIN MCQUHAE
CHRISTOPHER SWIFT
BENEDICT TAI
MICHELLE TAYLOR
ROBERT THOMSON
CARSON WEN

REGISTERED FOREIGN LAWYERS:
MICHAEL ARRUDA (California, USA)
EUGENE BUTTRILL (New York, USA)
JUAN DU (New York, USA)
HAIFENG HUANG (New York, USA)
CHRISTINE KIM (New York, USA)
JULIAN LIN (California, USA)
MARIA PEDERSEN (New York and District of Columbia, USA)

October 24, 2014

Ms. Barbara C. Jacob, Assistant Director

Ms. Rebekah Lindsey

Ms. Patrick Gilmore

Mr. Matthew Crispino

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Wowo Limited
Amendment No. 1 to Confidential Draft Registration Statement of Form F-1
Submitted on October 24, 2014

Dear Ms. Jacob, Ms. Lindsey, Mr. Gilmore and Mr. Crispino:

Wowo Limited (the “Company”) has requested us to respond to the Staff’s comment letter, dated September 4, 2014 relating to the Company’s draft registration statement on Form F-1/C confidentially submitted to the Staff on August 8, 2014. On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

We have enclosed herewith for confidential review by the Staff ten (10) copies of a revised draft registration statement on Form F-1 and five (5) marked copies showing changes from the Amendment No. 1 to Registration Statement on Form F-1/C confidentially submitted to the Staff on October 24, 2014 (“Amendment 1”). If it would facilitate the Staff’s review of the draft registration statement, we would be pleased to provide electronic copies of these clean and marked versions in PDF format as well.

The Company has responded to the Staff’s comments by revising the draft registration statement to comply with the comment, providing an explanation if the Company has not so revised the draft registration statement, or providing supplemental information as requested. The Company has also updated the draft registration statement to reflect its recent developments, including its unaudited financial information for the six months ended June 30, 2014 together with management discussion and analysis related thereto.

ALKHOBAR  •   AMSTERDAM  •  ATLANTA  •  BEIJING  •  BOSTON  •  BRUSSELS  •  CHICAGO  •  CLEVELAND  •  COLUMBUS  •  DALLAS

DUBAI  •  DÜSSELDORF  •   FRANKFURT  •  HONG KONG  •  HOUSTON • IRVINE  •  JEDDAH • LONDON  •  LOS ANGELES

MADRID  •  MEXICO CITY  •  MILAN  •  MOSCOW  •  MUNICH  •  NEW YORK  •  PARIS • PITTSBURGH  •  RIYADH   •  SAN DIEGO

SAN FRANCISCO  •  SAO PAULO  •  SHANGHAI  •  SILICON VALLEY  •  SINGAPORE  •  SYDNEY  •  TAIPEI  •  TOKYO  •  WASHINGTON

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs in the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number references relate to the marked version of the revised draft registration statement enclosed herewith.

Confidential Draft Registration Statement on Form F-l

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that it will ensure that copies of all written communications will be provided to the Staff in due course.

2.                                      We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

The Company acknowledges Staff’s concerns on the impact throughout Form F-1 once the price range disclosure is supplemented. The Company also confirms that it will provide the price range disclosure in due course.

3.                                      Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

The Company confirms that it will provide the prospectus cover and other graphical materials or artwork, if any, under separate cover in due course.

4.                                      Please revise your filing to provide a summary of recent developments to disclose your financial results during 2014 to the extent you have this information. Also, provide a discussion of your results, including identification of any known material trends or events and quantify these trends or events where possible.

The Company has provided supplemental financial information and relevant disclosure up to June 30, 2014. The Company also confirms that it will provide additional financial disclosure, as appropriate, pending the progress of its listing preparation.

Cover Page

5.                                      Please revise to provide the name of the lead or managing underwriter. Refer to Item 501(b)(8) of Regulation S-K.

The Company has revised the referenced disclosures on the cover page and page 184 of Amendment 1 in response to the Staff’s comment.

Prospectus Summary, page 1

6.                                      Although you disclose in a risk factor on page 19 that you generate a substantial portion of your revenues as commission from the sales of WoWo Coupons to retail customers, you do not discuss the use or sale of such coupons until page 108 of the prospectus. Please revise the summary to discuss this aspect of your business or advise. Also, quantify in the summary and in the risk factor on page 19 the “substantial portion” of your revenues that you generate through sales of WoWo coupons.

The Company respectfully submits that all commission on sales are generated through the use of WoWo Coupon. In response to the Staff’s comment, the Company has revised the referenced disclosures on pages 3 and 113 of Amendment 1 to clarify this issue. The percentage of net revenue generated from commission versus from storefront fees are discussed in detail under the heading “Management Discussion and Analysis — Results of Operations”.

7.                                      Please provide a brief discussion in this section of the function of your operating websites, 55.com and 55tuan.com.

The Company respectfully submits that 55.com is the website portal to the WoWo Mall that displays all of our sales channels and promotes the brands of our merchant clients. 55tuan.com is the Company’s original website for the group buying business and currently continues to host the flash sale channel as well as web pages for the execution of sales. The Company has revised the referenced disclosures on pages 1, 74 and 112 of Amendment 1.

8.                                      Disclose in the summary that your chairman and chief executive officer will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by him following the offering.

The Company has revised the referenced disclosures on page 9 of Amendment 1 in response to the Staff’s comment.

Overview, page 1

9.                                      Please provide us with independent, objective support for the claim in this section that you are one of China’s leading third-party e-commerce platforms focusing on local entertainment and lifestyle services.

Please find an English translation of industry report by iResearch set forth in Exhibit 1 to this letter. Specifically, please find the following reference regarding the Company on page 30 of Exhibit 1. “In terms of the number of merchants and registered users, 55 is currently the largest e-commerce platform for local lifestyle services (including restaurant, movie, beauty salon, etc.) in China.”  The Company has inserted this specific disclosures on pages 1, 74 and 112 of Amendment 1 to support the claim that the Company is one of

China’s leading third-party ecommerce platforms focusing on local entertainment and lifestyle services.

Our Value Proposition, page 2

10.                               On page 3, you provide selective disclosure of your revenues for fiscal years 2012 and 2013. Financial results should be presented contextually in light of other relevant financial data. Accordingly, please disclose your net loss for these periods as well.

The Company has revised the referenced disclosures on pages 3, 4, 113 and 114 of Amendment 1 in response to the Staff’s comment.

Our Competitive Advantages, page 3

11.                               We note terms and phrases, such as “proven” and “highly regarded entrepreneur” used to describe your officers and directors in relation to their expertise throughout the prospectus. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

The Company has revised the referenced disclosures on pages 5 and 115 of Amendment 1 in response to the Staff’s comment.

Our Strategy, page 5

12.                               You indicate in this section that you are “currently rolling out” your WoWo Merchant App. Please revise to clarify whether the app is currently available in certain cities or population centers you serve and your expected timetable for completing deployment of the app. Discuss here and in your Management’s Discussion any material costs you expect to incur in connection with your roll out of the app.

The Company respectfully submits that the “roll out” of WoWo Merchant App is not geographically based. On August 1, 2014, the Company introduced WoWo Merchant Apps as one of the service features available to any merchant clients. As of September 30, 2014, the Company has approximately 1,000 signed development contracts from merchant clients to develop a dedicated WoWo Merchant App for each of them. The “roll out” of the WoWo Merchant App primarily depend on the speed for which the Company can raise awareness among the merchant clients on the availability of this service feature and the speed to which the merchants and Company can agree on the design and features to be incorporated on each WoWo Merchant App. The Company currently estimates that it would take approximately two months to release each app from the time the development contract is signed. Please see our revised disclosure regarding WoWo Merchant App on page 117 of Amendment 1. As this is still a new product feature, the Company will provide further information concerning the roll out of the WoWo Merchant App in due course.

In terms of costs associated with developing each WoWo Merchant App, the Company respectfully submits that it does not expect any material increase in costs. The Company’s writer/editors/photographers would have increased workload depending on the design features the individual merchant client would like to incorporate in its WoWo

Merchant App, but the code writing to create an app that links to the merchant client’s already existing online store is not expected to be significant.

Our Corporate Structure, page 7

13.                               Please briefly describe in this section the material terms of the contractual arrangements between Wowo Shijie and the two consolidated affiliated entities in China, Beijing WoWo Tuan and Kai Yi Shi Dai, and their respective shareholders, including any provisions related to term and termination. Also, disclose that if Beijing WoWo Tuan and Kai Yi Shi Dai and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contracts that give you effective control and if you are unable to maintain such control, you would not be able to continue to consolidate the financials results of Beijing WoWo Tuan and Kai Yi Shi Dai with your financial results.

The Company has revised the referenced disclosures on pages 8 and 9 of Amendment 1 in response to the Staff’s comment.

Risk Factors

14.                               We note your statement in the introductory paragraph of this section that “additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, could also become important factors that affect us.” Please remove this statement as your risk factor section should address current and known material risks.

The Company has revised the referenced disclosures on page 16 of Amendment 1 in response to the Staff’s comment.

“We have never been profitable…,” page 15

15.                               We note Exhibit 10.13 and the statement in this section that Mr. Xu has agreed to provide adequate funds to enable the company to meet its financial obligations through December 31, 2015. Please provide prominent disclosure regarding this commitment in the prospectus summary. Clarify in the risk factor and the Use of Proceeds section whether the funds provided by Mr. Xu are loans that must repaid and, if so, whether the company plans to repay the loans, including the $22.3 million already provided by Mr. Xu, with proceeds from this offering. Also, as you anticipate using the net proceeds of this offering to meet your working capital needs, which you are currently meeting with the funds provided by Mr. Xu, please disclose in the risk factor and the Use of Proceeds section your anticipated working capital deficit for the 12 months following the effective date of the prospectus. Finally, address in the risk factor whether there is a material risk that the commitment may be unenforceable by the company or that Mr. Xu may have insufficient resources to meet his commitment.

The Company has revised the referenced disclosures on pages 4, 12, 17, 58, 61 and 62 of Amendment 1 in response to the Staff’s comment.

“Our operating philosophy and interest in maintaining a strong network effect…,” page 17

16.                               You state in this risk factor that you currently charge storefront fees only to certain small- and medium-sized merchant clients and that you plan to enlarge the category of paying merchant clients to larger or higher revenue merchants “when this business model have gained a wide base acceptance.” Please explain in your disclosure how you selected the small- and medium-sized clients that currently pay storefront fees.

The Company has revised the referenced disclosures on pages 75 of Amendment 1 under the heading “Management Discussion and Analysis — Operating Metrics — Number of merchant paying storefront fee”.

“If the PRC government finds that the agreements that establish the structure for operating our businesses in China…”, page 30

17.                               Please disclose that you obtained an opinion of counsel regarding the effectiveness and enforceability of your ownership structure and the contractual arrangements with Beijing Wowo Tuan and Kai Yi Shi Dai and their respective shareholders or advise.

The Company has revised the referenced disclosures on page 32 of Amendment 1 in response to the Staff’s comment.

“The shareholder of Beijing Wowo Tuan…,” page 32

18.                               Please disclose whether you have policies regarding the manner in which you and Mr. Xu will resolve the types of conflicts of interest that you describe in this paragraph.

The Company has revised the referenced disclosures on pages 34, 35 and 158 of Amendment 1 in response to the Staff’s comment.

“We are an emerging growth company…,” page 47

19.                               Please revise your disclosure here and on page 8 to disclose your election under Section 107(b) of the JOBS Act.

•                  If you elect to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable.

•                  If you elect to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, include risk factor disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You should also disclose in the risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please provide a similar statement in your critical accounting policy disclosures in your Management’s Discussion and Analysis section.

Company respectfully confirms that we do not opt out of the extended transition period. In response to the Staff’s comment, the Company has revised the referenced disclosures on pages 50 and 90 of Amendment 1.

Dilution, page 58

20.                               Please revise your filing to disclose the conversion ratio used to determine the amount of common shares that will be issued upon the completion of your offering.

The Company has revised the referenced disclosures on page 61 of Amendment 1 in response to the Staff’s comment.

21.                               Please revise to disclose why you believe a measure of “net tangible liabilities” is meaningful for the purposes of dilution and why you believe presenting this measure is appropriate.

The Company has revised the referenced disclosures on page 61 of Amendment 1 from “net tangible liabilities” to “total assets” in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 70

22.                               Discuss the impact on your financial condition of known trends, uncertainties, demands, commitments or events, such as your expectation that you will spend substantial amounts in operating expenses in the near future, as indicated in a risk factor on page 15, your plans to increase the number of your merchants who pay storefront fees and the challenges you face to successfully monetize your mobile user traffic. Refer to Item 5.D of Form 20-F and Section III.B.3 of SEC Release 33-8350.

The Company has revised the referenced disclosures on page 17 of Amendment 1 in response to the Staff’s comment.

The Company also respectfully submits that it has supplemented a number of disclosure regarding known trends, uncertainties, demands and commitments. Specifically, the Company has provided additional discussions on various operating metrics on pages 75-77 of Amendment 1, factors that affect the Company’s results of operations have previously been disclose under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Other Factors Affecting Our Results of Operations”, and the Company has also added further disclosure on its quarterly financials that included more detailed discussions on the effect of seasonality, increased merchant client base and merchant clients paying storefront fees, as well as changes in the Company’s blended take rate, on pages 94 and 95 of Amendment 1.

Company also respectfully submits that as discussed in its response to comment 12 above, the cost of rolling out WoWo Merchant App is not significant based on the fact that most of the merchants already have their online store established and the Company has already established a platform that features EMS and mobile services.

Operating Metrics, page 71

23.                               For each of your metrics please tell us what consideration you gave to presenting monthly or quarterly data that may be indicative of any material trends that would be useful to investors. Also, tell us whether management uses monthly or quarterly metric data to evaluate the operating results of the company. Also, revise the Management’s Discussion and Analysis section to identify trends in your metrics and discuss any reasonably likely material effect on your revenues, net income and financial position that would cause reported financial information to not be indicative of future operating results or financial condition. Refer to Item 5. D of Form 20-F.

The Company respectfully submits that it has disclosed its operating metrics as of a balance sheet date or for periods of one year or six months (not monthly or quarterly), which the Company believes is sufficient to demonstrate any known trends to the investors. The Company’s management also monitors Company’s various operating metric on an as needed basis, since the Company’s internal information system has the ability to compile such data for any period of time immediately upon request.

The Company has also supplemented its discussions of various operating metrics with additional details on pages 75-77 of Amendment 1.

24.                               Please tell us what consideration you have given to separately identifying the number of merchant clients that have opened a storefront in your WoWo Mall and those that have only participated in your group buy/flash sale channel without operating a storefront.

The Company respectfully submits that these are two types of customers who are free to choose the manner by which they conduct their businesses. Discussions of the relevant operating metrics for different customers with different business models together with other operating metrics such as the differences in take rate under different business can be found on pages 75-77 of Amendment 1.

25.                               We note that many of your operating metrics give an indication of the changes in the volume of customers, but do not provide insight into any changes in pricing during the period. Please revise to disclose any metrics management uses to monitor the pricing of your services, and present these metrics separately for your Wowo coupon sales and your store front fees, if possible. Refer to Section III.B.1 of SEC Release No. 33-8350.

The Company respectfully submits that it has disclosed all material operating metrics that the management uses to monitor its business. The Company’s revenue is primarily derived from commission income, which is reflected by the take rate for the products or services sold. As an operator of an e-commerce platform, the Company does not set the price on the products or services sold. In response to the Staff’s comment, the Company has revised the referenced disclosures concerning average take rate on pages 76 of Amendment 1 to clarify this issue and provide additional details.

Critical Accounting Policies

Revenue Recognition, page 76

26.                               We note your disclosure on page F-15 that currently, unredeemed amounts beyond the refund period remain in advances from customers due to certain legal considerations. Please revise your disclosure to elaborate on what these legal considerations are. Also, disclose the approximate time frame in which you expect to recognize these revenues, discuss any uncertainties within that estimate and describe the types of events that would cause you not to recognize this revenue in the future. Refer to Section V of Release 33-8350.

The Company has revised the referenced disclosures on pages 78 of Amendment 1 in response to the Staff’s comment.

Goodwill and Long-Lived Intangible Assets with definite life, page 77

27.                               We note your disclosure that you proceeded directly to Step 2 of the goodwill impairment test due to the fact that you deemed it more likely than not that goodwill impairment might exist. Further, this conclusion appears to be based on the consideration that you have been generating losses and negative cash flows during the reported periods. In light of that fact, please revise your filing to disclose the following information:

•                  The percentage by which the fair value of your reporting unit exceeds the carrying value. Alternatively, specifically disclose that the fair value is substantially in excess of carrying value, if true.

•                  You disclose that the primary technique used to determine fair value for your goodwill impairment test is the discounted cash flow method. However, your disclosure indicates that you use three methods to determine fair value, at which point you evaluate the results under all three and assign a fair value. Revise your disclosure to more specifically describe the factors considered when determining the most appropriate fair value within the range of values determined separately under each method. Clarify the nature of any adjustments and discuss the factors considered when determining how much adjustment is needed.

•                  Discuss the degree of uncertainty within the assumptions used to value your reporting unit for the purposes of determining whether goodwill is impaired. In particular, clarify whether you are assuming that you will be generating positive revenue growth rates or whether you assume these growth rates change over time. Provide this information for each significant assumption used to determine the fair value of your reporting unit.

•                  Discuss the potential events or circumstances that could be reasonably expected to negatively affect the key assumptions. For example, discuss the impact that slower rates of revenue growth due to lower than expected sales, or a higher or lower discount rate would have on your estimate of fair value.

Refer to Section V of Release 33-8350.

The Company respectfully submits that it has revised the disclose reflecting your comments. In particular,

•                  The fair value of the reporting unit was determined to be US$94.0 million and US$69.2 million as of December 31, 2012 and 2013, respectfully, substantially larger than the carrying value of net liability of US$86.6 million and US$156.9 million as of December 31,

2012 and 2013, respectively. Please see our revised disclosure on page 83 of Amendment 1.

•                  The Company considered the commonly used valuation methods and used the income approach as the primary approach in determining the impairment of goodwill on reporting unit. For intangible assets, the Company typically used the discounted cash flow, or DCF, method of income approach. In addition, the Company had once used cost approach for the determination of the fair value of specific acquired intangible assets. Please see our revised disclosure on page 82 of Amendment 1.

Key assumptions under the income approach include, inter alia, discount rate and the assumptions in the financial forecasts such as revenue growth rate and profit margins. Please see our revised disclosure on page of 83 of Amendment 1.

•                  Please see our revised disclosure on pages 86 and 87 of Amendment 1 on the potential events that could affect the key assumptions are discussed in the revised disclosure.

Fair Value of Our Ordinary Shares and Share-Based Compensation, page 80

28.                               We note your disclosure on page 82 that the options granted during 2012 and 2013 have no intrinsic value. Please tell us how you considered the fact that several of your grants have an exercise price that is below the fair value of the underlying shares on the date of grant when making this conclusion.

The Company has revised the referenced disclosures on page 88 of Amendment 1 in response to the Staff’s comment.

Liquidity and Capital Resources, page 86

29.                               We note your disclosure that one source of liquidity is the commitment of financial support provided by Mr. Maodong Xu. Please revise your filing to disclose whether this commitment has any limits to the amount that Mr. Xu has agreed to provide.

The Company has revised the referenced disclosures on pages 4 and 96 of Amendment 1 in response to the Staff’s comment.

30.                               You appear to rely primarily on your VIEs for your cash and financing requirements. Therefore, please revise this section to provide the following:

•                  Describe the restrictions on the net assets of your VIEs, as well as the restrictions related to the transfer of net assets by your VIEs or any transfer of your assets to the VIEs.

•                  Discuss the potential impact these restrictions may have on your liquidity or the liquidity of your VIE subsidiaries.

•                  Describe any other ways that you or the VIEs may transfer cash other than through loans or dividends.

•                  Discuss the impact of existing PRC foreign exchange regulations on any payments receivable from or payable to your VIEs.

•                  Describe the differences between PRC GAAP and US GAAP when determining the amount of restricted net assets.

The Company has revised the referenced disclosures on pages 96 and 97 of Amendment 1 in response to the Staff’s comment.

In addition, the Company respectfully advises the Staff that there is no material difference between the accumulated profits calculated pursuant to PRC accounting standards and the accumulated profits presented in the financial statements. The Company believes that the current disclosure on pages 96 and 97 of Amendment 1 is sufficient for the investors to understand the Company’s ability to pay dividends.

31.                               You disclose the balances of cash and cash equivalents held on a consolidated basis, within your VIEs and within your parent company on pages F-3, F-13 and F-46, respectively. We note that there is a significant difference between the amount of cash and cash equivalents reported at the parent company level and at your VIEs at December 31, 2013. Given the significance of the VIEs activities to your consolidated results, please revise your filing to provide the following:

•                  Disclose why this difference is occurring and where the remainder of your cash and cash equivalents are held.

•                  If the remainder of your cash and cash equivalents balance is held within the PRC, revise your disclosures to discuss any restrictions on the use or transfer of it between you and your subsidiaries due to PRC laws or regulations.

•                  If the remainder is held outside the PRC, discuss which currency the balance is denominated in and discuss any risks associated with holding cash and cash equivalents in a currency other than that used by your significant operating VIE subsidiaries.

The Company has revised the referenced disclosures on pages 95 to 96 of Amendment 1 in response to the Staff’s comment.

Industry Overview, page 93

32.                               With respect to data in the prospectus that is attributed to iResearch, please provide us with copies of the reports or other written documents relied upon, marked to highlight the relevant sections you reference. Also, tell us if you or offering participants commissioned the report or reports from which the data was derived.

Please find an English translation of industry report by iResearch set forth in Exhibit 1 to this letter. The Company has paid RMB280,000 to commission this report.

Management

Directors and Executive Officers, page 127

33.                               Please discuss any arrangement or understanding with your major shareholders or others pursuant to which any director or executive officer was selected as a director or executive officer. Refer to Item 4 of Form F-1 and Item 6.A.5 of Form 20-F. In this regard, we note the affiliation between Ms. Chen and CDH Venture.

Under the Company’s existing charter, CDH Barley Limited is entitled to appoint and remove one director of the Company as one of the preferred rights granted to CDH as a holder of preferred shares in an earlier round of venture capital financing. Nevertheless, it is the intention of all holders of the preferred shares that save for registration rights, as provided in Exhibit 10.12, all other special rights granted to holders of the preferred shares will terminate after the completion of this offering. All issued and outstanding preferred shares will also convert into ordinary shares upon the completion of this offering..

Compensation of Directors and Executive Officers, page 131

34.                               Please disclose if your directors and executive officers received any cash compensation for fiscal 2013. Also, disclose the total amounts set aside or accrued by the company to provide pension, retirement or similar benefits to your directors and executive officers. Refer to Item 4.a of Form F-1 and Item 6.B of Form 20-F.

The Company has revised the referenced disclosures on page 145 of Amendment 1 in response to the Staff’s comment.

Principal Shareholders, page 133

35.                               Footnotes (2) and (5) disclaim beneficial ownership except to the extent of any pecuniary interest therein. Beneficial ownership includes the power to direct the voting or disposition of the securities or to receive the economic benefit of the securities. Refer to General Instruction F to Form 20-F. Because shareholders have the power to direct the voting or disposition of the shares, they are beneficial owners even if they do not receive the economic benefit of the securities. Please revise.

The Company respectfully submits that while Ms. Chen is a members of the investment committee of CDH, she does not have the sole power to direct the voting or disposition of the shares. The Company has duly reported the holdings of all other officers and directors who should not disclaim their beneficial ownership and would encourage CDH to file Schedule 13G in due course.

Related Party Transactions, page 135

36.                               Please disclose in this section your arrangement with the company jointly owned by the wife and brother of your chairman and chief executive officer that provides you call center space free of charge in Rizhao City, Shandong province, or advise why such disclosure is not required in this section. Refer to Item 4.a of Form F-1 and Item 7.B.1 of Form 20-F.

The Company has revised the referenced disclosures on page 149 of Amendment 1 in response to the Staff’s comment.

Taxation, page 159

37.                               If the tax opinions to be filed as Exhibits 8.1, 8.2 and 8.3 will be short-form tax opinions, please revise the introductory paragraph of this section to disclose that the statements in the section regarding the material Cayman Islands, People’s Republic of China and U.S. federal income tax consequences of an investment in your ADSs constitute the opinions of Conyers Dill & Pearman (Cayman) Limited, B & D Law Firm and Jones Day, respectively. Refer for guidance to Section III.B.2 of Staff Legal Bulletin No. 19.

The Company has revised the referenced disclosures on page 175 of Amendment 1 in response to the Staff’s comment.

Consolidated Statements of Operations, page F-5

38.                               We note you included all of the impairment charge related to your intangible assets in one operating expense line item. Considering you disclose on page F-17 that cost of revenue includes amortization of acquired trade name/domain name, please revise your statements of operations presentation to include the impairment charge related to your trade name/domain name as a cost of revenue. Refer by analogy to ASC 420-10-S99-3.

The Company respectfully submits to the Staff that the impairment charge of $2,035,000 of our acquired intangible assets was related to the trade name/domain name and operating system acquired. Currently, the Company has two trade names/domain names, 55.com and 55tuan.com. $1,738,000 out of $2,035,000 impairment charge included in the operating expenses was related to the trade name/domain name of 55.com and the remaining $297,000 was related to its amortization expenses before the impairment. The impairment charge $291,000 to the trade name/domain name of 55tuan.com was included in the cost of revenue as disclosed on page F-17. The remaining $6,000 was related to the impairment charge of the operating system acquired.

The Company respectfully advises the Staff that 55.com is used to promote and market our company’s brand eminence and complete e-service platform by exhibiting our merchant client’s online stores and introduce certain selected services and products. Potential customers may then be directed to 55tuan.com to obtain information on the latest attractive offerings available through such merchants. On the other hand, 55tuan.com is the domain name of our primary site for the operation of the online group buying/flash sale business. It also allows the consumers to access the details of the services and products provided by each of the merchants with the online stores and make purchases.

When we made the acquisition, our intention of the acquisition of 55.com was also for marketing purpose since the Chinese pronunciation of “55” is highly similar to the pronunciation of the Chinese brand name of the Company “WoWo”; and “55” could stimulate the users thinking of the Chinese brand name of the Company. The Company would also be benefited potentially whenever the users think of “55” or key in 55.com in any search engines or internet browsers. Furthermore, the Company could avoid its competitors or other companies from using 55.com which could protect the interest of the Company. Therefore, the Company determines that the trade name/domain name 55.com is not designed to generate revenue but rather for marketing purposes. Amortization expense and impairment charge of this trade name/domain name should be classified as selling, general and administrative expense rather than cost of sales.

Regarding 55tuan.com, the Company determines that it enables the Company to generate revenue directly and the corresponding amortization expense and impairment charge should be classified as cost of sales, since it is the domain name of our primary site for the operation of the online group buying/flash sale business. The storefront fee generated from the merchant’s online store arises from the service offerings and promotion items shown on this site.

Therefore the impairment and amortization charge for the domain name 55.com is included in the operating expenses while for the domain name 55tuan.com is included in the costs of sales.

Consolidated Statement of Changes in Deficit, page F-7

39.                               Article 3-04 of Regulation S-X requires a reconciliation of all captions of stockholder’s equity, to include mezzanine equity. Therefore, please include a separate column, with its own total separate from permanent equity, which reflects all changes within your mezzanine equity for each period presented or alternatively, include this information in the notes to the financial statements. Please similarly revise your Financial Statement Schedule I on page F-49.

The Company has revised the referenced disclosures on pages F-37 and F-51 in response to the Staff’s comment by adding a reconciliation table for mezzanine equity.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities

The VIE arrangements, page F-9

40.                               We note your disclosure that the service agreements can be renewed at WOFE’s option for an additional 10 years. However, per review of Section 10 of exhibits 10.5 and 10.8, we note that WOFE may determine the term of renewal. Please reconcile this apparent inconsistency.

The Company has revised the referenced disclosures on pages F-10 and F-11 in response to the Staff’s comment by removing such apparent inconsistency.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-15

41.                               We note your disclosure that for online coupons you recognize revenue when the subscriber redeems the online coupon. We also note your disclosure that you assist your merchants in arranging for third-party logistics companies to deliver the products to your subscribers and that your remaining obligations to your merchants after coupon redemption is inconsequential. Please describe in detail the services you perform for your merchants after a coupon is redeemed, including the services you provide in arranging for the delivery of products to subscribers, and why you believe these services are inconsequential. As part of your response, please explain how you determined that revenue should be recognized upon redemption of the online coupon as opposed to after these subsequent services are rendered to the merchants.

The Company respectfully submits to the Staff that the Group does not assume the risks and ownerships of goods nor are we responsible for the actual provision of services. Both of these are the responsibilities of merchant clients.

The Group earns the related commission revenue as an agent when end consumers actually redeem their WoWo Coupons. During the period from the sale of a WoWo

Coupon to the point of coupon redemption, the Group is also contractually obligated to provide, maintain and support an online coupon verification system that its merchant clients must use to validate the WoWo Coupon before goods or services are provided to the retail consumers. The Group also provides ongoing customer service support to its merchant clients through the coupon redemption period. According to service agreements entered into with merchant clients, the Group is NOT contractually obligated to arrange for third-party logistics companies to deliver the products to the retail consumers. Rather, the merchant clients are obligated to arrange for third-party logistics companies to deliver the products to retail consumers since they are responsible for the actual provision of goods or services.

As a marketing effort and business courtesy to attract merchant clients to use the services of the Group, during startup phase of its business in the past, the Group assisted its merchant clients to locate suitable third-party logistics companies for delivery of products. In which case, the merchant clients negotiated with the third-party logistics companies for details of delivery of products and bore the related logistics costs. The Group did NOT have the obligation to provide logistics services to merchant clients. In addition, the Company respectfully advises the Staff that starting from early 2012, the Group revised its business strategy and the Group no longer assisted the merchant clients to arrange for third-party logistics companies to deliver the products to the retail consumers. In light of the foregoing, the Company has revised the referenced disclosures on pages F-15 to remove “the Group assists its merchants in arranging for third party logistics companies to deliver their products to the Group’s subscribers.”

Other than the performance obligations detailed in the above paragraph, the Group does NOT have other material performance obligations to the merchant clients after coupon redemption. The Company has concluded these performance obligations to be a substantive and integral part of its service delivery process from which it earns its net revenues. Based on the above considerations, revenue recognition is deferred until the redemption of the WoWo Coupons by the retail consumers for the delivery of goods or consumption of the services, at which time the underlying sale from which the Group earns its commission has been culminated and the Group has completed its service obligations to its merchants.

42.                               We note your disclosure on page 74 that you offer customers a refund if the customer has not redeemed the online coupon within 20 days after the expiration date of the coupon and that such amounts remain on your balance sheet in advance from customers due to certain legal considerations. We also note you disclose the amount of unredeemed coupons whose refund period has expired for more than two years. Please tell us your accounting policy for unredeemed coupons after 20 days from the expiration of the coupon and when you record revenue related to such unredeemed coupons, including whether such amounts are recorded on a gross or net basis. In this regard, clarify whether amounts paid to the respective merchants prior to redemption by the subscriber are required to be refunded by the merchant to the company or if amounts have not been paid to the respective merchants, whether the company recognizes the full amount paid by the subscriber as revenue or whether the company must remit a certain amount to the merchant. Please also explain the significance of the two year period after the expiration of the refund period. Revise you disclosure as necessary.

The Company respectfully submits to the Staff that currently, unredeemed amounts beyond the Refund Period remains in advance from customers due to the ambiguity and uncertainty regarding the nature of these unredeemed amounts in interpretation and application of current PRC laws, such as PRC Civil Law, Law on the Protection of the Rights and Interests of Consumers and certain normative documents enacted by State Administration of Industry and Commerce on the nature of these unredeemed amounts. The Group does not recognize revenue from these unredeemed amounts until the third anniversary from the expiration of the WoWo Coupons.

As of December 31, 2013, the entire unredeemed amounts beyond the Refund Period was recognized in advance from customers in a gross basis and no amount was recognized as revenue. The unredeemed amounts were recognized on a gross basis because no settlements was made to merchants unless there is redemption. If there are amounts paid to the respective merchants prior to redemption by the customer, the merchants are obligated to refund such amounts to the Company according to the service agreements with the respective merchants. If unredeemed amounts have not paid to the respective merchants, the Company does not need to remit the amount back to the merchants and such unredeemed amounts remains in advance from customers unless redemption of coupons occur or until the third anniversary from the expiration of the WoWo Coupons. In such cases, the redeemed amounts will be recognized as revenue.

The Company has revised the referenced disclosures on pages 78 and F-16 in response to the Staff’s comment by removing “ As of December 31, 2012 and 2013, approximately US$0.8 million and US$6.1 million, or 3.8% and 21.4%, of our advance from customers, respectively, related to sales of WoWo Coupons whose Refund Period has expired for more than two years. “

Accounts Receivable, page F-17

43.                               We note your disclosure that you have not provided for an allowance for doubtful accounts on your accounts receivable because there is no risk of collection; however, we note you record an allowance for doubtful advance to suppliers. Please revise your disclosure to include your accounting policy related to your advances to suppliers, including the related allowance, as well as a roll forward of the activity related to the allowance as required by Rule 12-09 of Regulation S-X. Additionally, as part of your response please tell us whether you are required to provide these advances to the suppliers as part of a contract or whether these advances are discretionary.

The Company has revised the referenced disclosures on pages F-18 and F-26 of Amendment 1 in response to the Staff’s comment.

The Company respectfully submits to the Staff that the Group made advance payments to the suppliers in accordance with the payment terms of the service agreements entered into with the merchants. In order to establish and maintain long-term business relationship with certain well-known merchants and compete with other group buying companies, the Company usually grants favorable payment terms to such merchants and pays an advance payment to the merchants upon signing of agreements, and settles the remaining installments and finally retreats more fill less.

Note 12. Convertible Redeemable Preferred Shares

Conversion, page F-34

44.                               Please revise your disclosure to present the conversion rate in effect at the reporting date for each class of preferred stock. If this rate differs based on whether the conversion is optional or automatic, please present the conversion rates separately for each class of preferred stock and each type of conversion. Refer to ASC 505-10-50-6.

The Company has revised the referenced disclosures on pages F-35 of Amendment 1 in response to the Staff’s comment.

Note 14. Share Based Compensation, page F-37

45.                               You disclose on page F-40 that the weighted average price of options granted during 2012 was $0.06; however, it is unclear how you determined this price when the majority of your options were granted with an exercise price of $0.00001. Please revise or advise.

The Company has revised the referenced disclosures on pages F-40 of Amendment 1 in response to the Staff’s comment.

46.                               Please revise your tabular disclosure on page F-40 to provide the weighted average grant date fair value. Refer to ASC 718-10-50-2(c)(2).

The Company has revised the referenced disclosures on pages F-40 of Amendment 1 in response to the Staff’s comment.

Note 16. Related Party Transactions, page F-42

47.                               Please revise your disclosure to clarify if the Maodong listed in the tabular disclosure of the nature of related parties is the same as Mr. Maodong Xu, who is also the CEO in addition to being a shareholder.

The Company respectfully submits to the Staff that Maodong is the abbreviation of Mr. Maodong Xu and the Company has revised the referenced disclosures by defining Maodong on page F-14 of Amendment 1 in response to the Staff’s comment.

48.                               We note your disclosure that loans provided to the company by Maodong are interest free. Please tell us how you considered the requirements of ASC 835-30 when accounting for these loans. Specifically, tell us how you considered the need to impute a market rate of interest on these loans, particularly in light of your disclosure on page 88 that you obtained financing from a PRC Bank at a rate of 7.216%.

The Company respectfully submits to the Staff that based on the loan agreements, the terms of the loans provided to the Company by Maodong were 90 days. Once the loans become overdue, such amounts become immediately due on demand, and no renewal, extension or replacement with short-term or long term obligations had been provided by Maodong thus far. As a result, Maodong has the contractual right to request the Company to repay the loan after the maturity date at the time he so chooses.

In addition, although Maodong has agreed to provide adequate funds to enable the Company to meet in full its financial obligations as they fall due through December 31, 2015, Maodong agreed that he may finance the Company’s operation in the form of capital injection whenever the Company requires additional funding to meet its financial obligation. As a result, the Company may still be obligated to repay the loan to Maodong whenever he requests the repayment and Maodong does not intend to extend the term of the loans he provided to the Company. As of June 30, 2014, out of $47,847,767 total loan amount $37,337,744 had became overdue and the remaining balance was within the term of the loans. Both the amounts over due and the amounts not yet due were properly classified as current liabilities as of December 31, 2013.

In consideration of ASC 835-30-15-3, although Maodong does not possess a controlling financial interest in the Company and cannot be considered as a parent of the Company, the Company determines imputation of interest under the loans is not required due to the fact that Maodong will remain the single largest shareholder as of the date of the prospectus; and subsequently he will continue to be the single largest shareholder after the offering. This is because Maodong beneficially owns approximately 37.35% of our ordinary shares prior to the offering and will continue to own a significant amount of our ordinary shares after this offering due to conversion of the indebtedness to equity capital interest.

We also note that as of December 31, 2013 and June 30, 2014, total equity investment at risk is not sufficient to permit the Company to finance its activities without additional subordinated financial support provided by Maodong. In addition, Maodong has agreed in writing to provide adequate funds in the form of capital injection to enable the Company to meet in full its financial obligations as they fall due through December 31, 2015. In this context, the equity investments and voting rights of Maodong are not proportional to his obligations to absorb the expected losses of the Company. In substance, Maodong is obligated to absorb all the expected losses until December 31, 2015 as a result of the financial support provided (no residual return would be available for distribution since the Company is expected to turnaround in 2017).

Furthermore, Maodong in practice possesses the power to direct the following activities that most significantly impact the Company’s economic performance:

•                                          initiate research and development of new business model such as WoWo Mall and WoWo Merchant Apps;

•                                          determine the marketing strategy of group buying business and storefront fee paying business;

•                                          expand operating branches in various geographical locations;

•                                          recruit sales personnel and provision of related training;

•                                          determine adjustment of take rates for various verticals; and

•                                          develop customer service centers.

As demonstrated by the analysis above, Maodong has the power to direct the activities that most significantly impact the Company’s economic performance and is obligated to absorb expected losses that could potentially be significant the Company until December 31, 2015. Accordingly, Maodong should be considered as primary beneficiary of the Company and exercising substantial control over the Company. Therefore, the Company considered Maodong as its “parent”. As a result and in consideration of ASC 835-30-15-3f Transactions between parent and subsidiary entities and between subsidiaries of a common parent, are exempted from imputation of interest, the Company determines imputation of interest is not required on the loans provided by Maodong.

Notwithstanding this analysis, for reference purpose, the Company has calculated the corresponding present value and imputed interest of the loans with a term of 90 days and an interest rate of 5.2%. The stated maturity in the loan agreements was 90 days and corresponding loan amounts would become repayable on demand once overdue. The interest rate for obtaining bank loans in comparable terms in the PRC was 5.2%, which the Company believes also reflect the market rate of interest for such loans. The difference between the present value and stated principal amounts of these loans would be amortized over the contractual term to maturity of these loans. Once 90-day maturity period is reached, the Company repeated the process of discounting and accretion of imputed interest for the outstanding loans.

The Company respectfully advises the Staff that, based on the above calculation, the imputed interest would be $400,000, representing 1.2% of loss before income tax for the year ended December 31, 2013 and, consequently, have no material impact to the loss per share disclosed. The present value of the outstanding loan balances would have been $25,464,000 as of December 31, 2013. As a result, amounts due to related parties would differ only by $138,000 from the recorded amount, representing 0.6% of the consolidated total assets as of December 31, 2013. In addition, there would be no impact to the consolidated net assets since the imputed interest would be recognized as capital contribution from Maodong. As a result, the overall impact of imputation of interest to the consolidated financial statements would be immaterial.

Based on the above analysis, the Company concluded that imputation of interest on the loans provided by Maodong is not required given Maodong is the single largest shareholder and exercises substantial control over the Company. Also, the Company respectfully advises the Staff that the impact would be immaterial to the consolidated financial statements even if the Company calculates and recognizes the imputed interest on the loans provided by Maodong.

49.                               Please revise your disclosure to report all related party transactions within this footnote. For example, we note your disclosure on page 115 that you lease property for your call centers from a company owned by Ms. Fangzhou Xu and Mr. Tianqin Xu, the wife and brother of your Chairman and CEO, who appear to be related parties pursuant to ASC 850-10-20. Similarly, we note on page F-38 that you repurchased 2,000,000 shares from the CEO at a price less than their fair value.

The Company respectfully submits to the Staff that the market rental value of properties is similar and comparable to our call centers in Rizhao City, Shangdong province with a total of 562 square meters is approximate $48,636, which is immaterial. The Company determines not to disclose such immaterial transaction in the financial statements.

The Company has revised the referenced disclosures on pages F-43 of Amendment 1 in response to the Staff’s comment by disclosing the share repurchase from CEO as related party transaction.

50.                               Please revise your filing to disclose the fair value of your related party goods and services, such as free rent, that are provided to you for nominal value so a reader may understand the effect of these transactions on your financial statements. Also, disclose the fair value of the shares repurchased from your CEO as compared to the price you paid for them. Refer to ASC 850-10-50-1(b).

As advised in our response to comment number 49, the Company has revised the referenced disclosures on pages F-32 of Amendment 1 in response to the Staff’s comment.

Additional Information — Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets, page F-46

51.                               You present a balance related to “liabilities in subsidiaries”. Please clarify what this line item relates to. If it relates to your investment in subsidiaries that are accounted for using the equity method, please tell us how you considered ASC 323-10-35-20 and 21 or ASC 323-10-35-24 in determining that this presentation is appropriate. Refer to ASC 323-10-50-3(a)(3).

The Company respectfully submits to the Staff that the Company is obligated to further financial support for its subsidiaries, VIEs and VIEs’ subsidiaries. Since there is a large amount of operating losses incurred in the Company’s subsidiaries, VIEs and VIEs’ subsidiaries, liabilities in subsidiaries were recognized and recorded instead of investments in subsidiaries in the balance sheets of the Company.

Statements of Cash Flows, page F-50

52.                               We note your presentation of the cash flows relating to your “investment in subsidiary” within investing cash flows; however, we could not locate a similar line item in your balance sheet. Please explain to us what this line item represents and revise your presentation to reflect your balance sheet assets or liabilities, if appropriate.

The Company has revised the referenced disclosures on pages F-50 in response to the Staff’s comment.

Undertakings, page II-3

53.                               The undertakings included in paragraphs (3) and (4) of this section apply to offerings registered pursuant to Rule 415 under the Securities Act. Please remove these undertakings or advise how they apply to this offering.

Please our revision on page II-3 of Amendment 1.

*     *     *     *     *

If you have any questions regarding this submission, you may reach me by telephone at my office in Hong Kong at (852) 3189-7282 or on my cell phone at (852) 6890-1130 or by e-mail at JulianLin@JonesDay.com.

Very truly yours,

/s/ Julian Lin
Julian Lin

(Enclosures)

cc:	Maodong Xu — Chairman, Chief Executive Officer
Frank Zhigang Zhao — Chief Financial Officer
Wowo Limited

Andrew Gilbert
DLA Piper LLP (US)

Yan Wang
Wei Zhang
Deloitte Touch Tohmatsu Certified Public Accountants LLP Beijing Branch

Exhibit 1

China Comprehensive Local Lifestyle E-commerce Report www.iresearchchina.com July 2014

Outline Introduction to China Comprehensive Local Lifestyle E-commerce Comprehensive Local Lifestyle E-commerce Industry Comprehensive Local Lifestyle E-commerce Models Contents Trends of China Comprehensive Local Lifestyle E-commerce 1 2 3 4 5

Outline Local lifestyle e-commerce refers to O2O model of local lifestyle services. In this model, consumers buy or reserve local lifestyle services through Internet (PC and mobile), with Internet involved in any part of the process. According to the variety of services, iResearch classifies it into comprehensive local lifestyle e-commerce and vertical local lifestyle e-commerce. With comprehensive local lifestyle e-commerce, consumers can buy or reserve various local lifestyle services online, but vertical local lifestyle e-commerce only provides online purchase or reservation of a certain kind of local lifestyle services. Definition GMV Model Trends In 2013, there were 190 million O2O local lifestyle service users, generating a penetration rate of 31.4% in Internet users. The GMV of the O2O market arrived at 170 billion Yuan, leaping 45.0% YoY, but its penetration in the whole local lifestyle service market was less than 4%. Due to the significant growth, O2O market of local lifestyle service is expected to be the next online market with GMV exceeding one trillion Yuan. The GMV of comprehensive local lifestyle e-commerce hit 38 billion Yuan in 2013, with YoY growth approaching 80%. It is predicted to boom and surpass 100 billion Yuan in 2016 or 2017. There are two kinds of e-commerce model for comprehensive local lifestyle services: non-platform model and platform model. The former focuses on service. With information technology, it integrates the business flow of local lifestyle service providers and informationizes their business to some extent, in order to enable these merchants to provide consumers with better services. The typical enterprises adopting this model are Meituan and Dianping. As for the latter, a direct sales platform connecting local lifestyle service providers and consumers is built via Internet and apps. The platform supplies local lifestyle service providers with a direct online sales channel as well as consumer and service management system. The typical enterprise with this model is 55. I. The huge market of local lifestyle services provides vast growth opportunities for local lifestyle e-commerce; II. Physical goods e-commerce provides a good user base for local lifestyle e-commerce; III. Mobile Internet facilitates the growth of local lifestyle e-commerce; IV. Local lifestyle e-commerce is still in its infancy and is constrained by unbalanced development of Chinese economy.

Outline Introduction to China Comprehensive Local Lifestyle E-commerce Comprehensive Local Lifestyle E-commerce Industry Comprehensive Local Lifestyle E-commerce Models Contents Trends of China Comprehensive Local Lifestyle E-commerce 1 2 3 4 5

Introduction to China Comprehensive Local Lifestyle E-commerce

Definitions

With development of over ten years, the application of e-commerce in China has expanded from just sale of products to finance, medical service, education and other fields relating with people's daily life. The e-commerce of comprehensive local lifestyle services studied in this report is a segment of Chinese e-commerce.

Local lifestyle service: in a broad sense, it includes catering, entertainment, guarantee and investment, insurance, domestic service, business service, hotel reservation, education and training, wedding photography, medical service, beauty and hairdressing, outing, air ticket booking, auto service, performance ticket reservation, parent-child related services and so on. The local lifestyle service in this report is in its narrow sense which includes catering, entertainment, beauty and hairdressing, hotel reservation, wedding service, parent-child related services, etc.

Local lifestyle e-commerce refers to O2O model of local lifestyle services. In this model, consumers buy or reserve local lifestyle services through Internet (PC and mobile), with Internet involved in any part of the process. According to the variety degree of services, iResearch classifies it into comprehensive local lifestyle e-commerce and vertical local lifestyle e-commerce.

Comprehensive local lifestyle e-commerce enables consumers to buy or reserve various local lifestyle services online and such operators include 55, Meituan, Dianping, Lashou, Nuomi, etc. Vertical local lifestyle e-commerce operators such as ele.me, Daojia, Damai, KFC, etc. only provide online purchase or reservation of a certain kind of local lifestyle services. According to different service models, comprehensive local lifestyle e-commerce can be divided into non-platform model and platform model.

Classification of China E-commerce Segments

Level I	Level II	Level III（operation model）	Level IV（variety of items）	
			Comprehensive (example)	Vertical (example)
E-commerce of Commodities （Online Shopping）	Physical Items	Platform	Tmall, Taobao	/
		Mostly Self-run	JD	Vip, Jumei
	Virtual Items	Platform	Mall.163	500
		Self-run	/	/
E-commerce of Services	General Services (service navigation)	Platform	/	/
		Self-run	/	Hujiang, Kaikeba
	Local Lifestyle Service (location navigation)	Non-platform	Dianping, Meituan	Dadi Digital Cinema, Stellar International Cineplex
		Mainly as Platform	55	ele.me, Damai

Note: 1. Platform refers to the online direct sales channel of merchants and the e-commerce operator doesn't sell commodities or services by itself; 2. Self-run/non-platform model means the e-commerce operator sells commodities or services by itself with the e-commerce channel.

Introduction to China Comprehensive Local Lifestyle E-commerce Core Steps in Comprehensive Local Lifestyle E-commerce Online Decision Making: consumers get information about commodities or services relating with local lifestyle from relevant websites and make final purchase decision according to the item description and other consumers’ comments displayed on the websites; Online Payment: after the consumers decide to buy something online, they will pay for it with online payment instruments or apps and then get a consumption voucher from the e-commerce websites; Offline Consumption: with the consumption voucher, consumers can enjoy the services they have purchased online at corresponding offline stores; Consumption Feedback: after the consumption, e-commerce platform will process related data timely and send it to corresponding merchants and consumers which will serve as the reference for their next consumption. Consumers enjoy the services they have purchased online at corresponding offline stores. Offline Consumption Consumers pay for the commodities or services online and get consumption voucher from the websites. Online Payment Consumers make purchase decision online with the information displayed on e-commerce websites. Online Decision Making After the consumption, e-commerce websites will process related data timely and send it to the both parties. Consumption Feedback

Introduction to China Comprehensive Local Lifestyle E-commerce

iResearch 艾瑞咨询集团

Operation Flow of Comprehensive Local Lifestyle E-commerce

- **Cooperation Establishment:** merchants contact with comprehensive local lifestyle e-commerce operators and negotiate with them to determine cooperation model, items to be sold, income sharing method and so on.
- **Display of Merchants/Items:** according to different cooperation models, the merchants/items are displayed on the merchants' own websites or comprehensive local lifestyle websites.
- **Viewing Information:** consumers can view local lifestyle information by visiting comprehensive local lifestyle websites/apps directly or clicking the links sent by merchants via email or SMS.
- **Placing Orders and Payment:** different from traditional B2C e-commerce, prepayment is usually required in comprehensive local lifestyle e-commerce, so consumers need to complete payment online via e-bank, third-party payment platform, etc. after placing an order, and COD is usually not applicable in such transaction.
- **Verification of Order Information:** after the payment is confirmed, consumers can check the order and logistic information through their accounts or SMS.
- **Sending Commodities/Vouchers:** after the payment is confirmed, merchants or the websites will send commodities or vouchers to consumers. Physical commodities are sent by logistic companies and vouchers are in the form of QR code, bar code, string, etc.
- **Reception of Commodities/Vouchers:** consumers receive commodities from logistic companies or vouchers with PC or mobile devices.
- **Settlement:** the e-commerce operators and merchants make settlement periodically according to agreed conditions.
- **Offline Consumption:** with the voucher, consumers enjoy the services purchased by them at offline stores.



Offline Consumption
Sending Commodities/Vouchers
Logistics
Reception of Commodities/Vouchers
Display of Merchants/Items
Verification of Order Information
Cooperation Establishment
Merchants
Comprehensive Local Lifestyle Websites/Apps
Viewing Information
Consumers
Settlement
Placing Orders and Payment

7

Introduction to China Comprehensive Local Lifestyle E-commerce Characteristics of Comprehensive Local Lifestyle E-commerce Comparison With Offline Local Lifestyle Services Convenience: as a segment of e-commerce, comprehensive local lifestyle e-commerce is also characterized by the convenience brought by it to consumers and merchants. Consumers can search and purchase local lifestyle services online and is even able to reach an agreement with merchants on consumption time, place, content and so on. Online Payment: with online payment, a closed consumption chain is formed and it is also the only reliable evaluation standard of online consumption. Online payment is also a guarantee to transaction security and service quality. Cost Saving: on the one hand, by contacting with consumers directly, merchants can manage their demand prediction with complete consumer information, so as to optimize resource allocation and save costs. On the other hand, with the model of CPS, the marketing effect can be better evaluated and ROI can be maximized. As for consumers, they will spend less time collecting information about merchants and there are also more favorable prices and conditions online. Precision: leveraging mobile devices and mobile Internet technologies such as LBS, comprehensive local lifestyle e-commerce operators can get the real-time location information of consumers, which enables merchants to conduct precision marketing and satisfy consumers’ demand timely. Feedback Channel: compared with offline transaction, comprehensive local lifestyle e-commerce operators can easily get consumers’ comments on transaction which are very valuable to the routine management of merchants. Comparison With Traditional Online Shopping Localization: comprehensive local lifestyle e-commerce has a distinct regional characteristic. As the business is based on real commercial entities, it should be rather capable of integrating the resources of offline stores. Consumption of Services: comprehensive local lifestyle e-commerce pays more attention to services, such as catering, entertainment, ticketing booking, hairdressing, etc., while there are more physical goods involved in traditional shopping like books, electric appliances, apparel, etc. Less Dependence on Logistics: logistics is always a problem in the development of traditional online shopping, while comprehensive local lifestyle e-commerce aims to attract consumers to consume at offline stores with vouchers. Limitation on Deals: with consideration of the production, delivery and service capability of merchants, the e-commerce operators will usually set limitation on the number of deals. Low Price: to attract consumers, merchants usually provide attractive discounts or coupons on the comprehensive local lifestyle websites, while traditional shopping sites take sales as their main goal.

Introduction to China Comprehensive Local Lifestyle E-commerce

History of Comprehensive Local Lifestyle E-commerce

- **Boom** (2010 – early 2011): comprehensive local lifestyle e-commerce emerged in China in 2010 and then there were meituan.com, 55tuan.com, lashou.com, nuomi.com, etc. successively which all expanded rapidly. In addition, major portals also rolled out comprehensive local lifestyle channel and by the end of December 2010, there were over 2000 comprehensive local lifestyle websites in China. From 2010 to 2011, comprehensive local lifestyle e-commerce was fairly eye-catching in capital market and websites all invest a lot in offline advertising. The industry was in its heyday.
- **Slump** (end of 2011 – 2012): after a period of extensive growth, 2012 saw large numbers of website close in comprehensive local lifestyle industry and the market was in a slump.
- **Rational Development** (since 2013): through setting industrial criteria, major players brought the market to rational development period.



Industry Scale
Soaring of Users and GMV in a Short Period of Time
Fierce Competition and Sluggish Consumption
Another Rapid Development Period
Boom
2010 – early 2011
Comprehensive local lifestyle e-commerce emerged in China and was quickly accepted by consumers in first-tier cities. Traditional Internet companies, startups and capital market increased their investment in this sector which pushed the market to its golden age.
Slump
End of 2011 - 2012
Fierce competition and extensive expansion resulted in break of websites' capital chain.
Rational Development
Since 2013
Industrial criteria were gradually established and some enterprises began to seek other business models. Remained enterprises are gradually possessing core competitiveness in their respective sectors.
Large Numbers of Enterprises in a Short Period of Time
Lots of Website Close
Normalized Industry and Stabilized Number of Enterprises
Time

9

Outline Introduction to China Comprehensive Local Lifestyle E-commerce Comprehensive Local Lifestyle E-commerce Industry Comprehensive Local Lifestyle E-commerce Models Contents Trends of China Comprehensive Local Lifestyle E-commerce 1 2 3 4 5

Comprehensive Local Lifestyle E-commerce Industry Over 600 Million Internet Users and Penetration Rate of 46% In 2013, there were 618 million Internet users in China, 53.58 million and 9.6% more than that in 2012. The penetration rate of Internet users climbed to 45.9%, up almost 4% over 2012. Comparatively, there were 272 million Internet users in the US with a penetration rate of 85.4%. Compared with the penetration rate in the US, there’s still large room for improvement in China. The huge user base creates enormous development space for Internet market as well as plenty of opportunities for various industries and enterprises. Note: The number of China Internet users includes PC Internet users and mobile Internet users. Source: 2010-2013 data comes from CNNIC and 2014-2017 data comes from iResearch estimates.

Comprehensive Local Lifestyle E-commerce Industry Explosive Growth in the Number of Mobile Internet Users At the early stage of mobile Internet, user base is an important foundation for its rapid development. In 2013, there were 500 million mobile Internet users with a penetration rate of 81% and the growth was must faster than the overall Internet users. In the future, with the continuous increase in the number of mobile Internet users, the growth will be slowed gradually and the number is expected to reach 700 million in 2016 or 2017. Source: 2010-2013 data comes from CNNIC and 2014-2017 data comes from iResearch estimates.

Comprehensive Local Lifestyle E-commerce Industry Favorable Environment for E-commerce Development According to iResearch data, China e-commerce GMV hit 10.1 trillion Yuan in 2013, jumping 25.2% YoY, and it is predicted to reach 20 trillion Yuan in 2017, with compound growth rate exceeding 20%. There are two reasons for the rapid development of e-commerce. On the one hand, the continuous penetration of e-commerce in SMEs, involvement of B2B enterprises and the impressive progress of segments such as online shopping all encourage the rapid development of e-commerce. On the other hand, related policies are supporting the development of e-commerce. For example, after MIIT released The 12th Five-year Plan for E-commerce in Mar. 2012, the Ministry of Commerce issued Opinions on Promoting E-commerce Application on Nov. 21, 2013. Source: The data is based on the financial results published by enterprises, interviews with experts and iResearch statistical model.

Comprehensive Local Lifestyle E-commerce Industry Online Shopping GMV Contributed Over 8% of Total Retail Sales of Consumer Goods In 2013, China online shopping GMV amounted to 1.89 trillion Yuan, rising 59.4% YoY, and its share in total retail sales of consumer goods exceeded 8% for the first time and is expected to surpass 10% in 2014. With Internet users gradually getting used to online shopping and the continuous improvement of online shopping environment, the market is becoming mature. Meanwhile, traditional companies all set foot in e-commerce and the online shopping potential in western cities and lower-tier cities in the central and eastern area is also further developed, so the online shopping market will maintain its rapid development and the GMV is predicted to reach 4 trillion Yuan in 2016. Note: Online shopping GMV refers to the sum of C2C GMV and B2C GMV. Source: The data is based on the financial results published by enterprises, interviews with experts and iResearch statistical model.

Comprehensive Local Lifestyle E-commerce Industry Trends of Online Shopping - Amazing Potential of Mobile Shopping According to iResearch data, the penetration rate of mobile shopping stood at 14.4% in 2013, 8.6% higher than that in 2012, and the YoY growth of about 300% showed amazing development potential. The yearly rise in the penetration rate of mobile shopping benefits from the maturity of mobile shopping industry chain and improvement of the mobile business of traditional enterprises. In terms of industry chain, smart devices are already characterized by cheaper devices with better performance, and there is more diversified choice for users. The lower charge for 3G network will quicken the penetration of 3G network and the further progress of 4G network will also significantly improve the environment of wireless network. On the aspect of enterprise, e-commerce enterprises are seeking more channels to guide users to mobile business. The various marketing activities, better function of mobile devices and safer mobile payment all encourage rise in mobile shopping penetration. Source: The data is based on the financial results published by enterprises, interviews with experts and iResearch statistical model.

Comprehensive Local Lifestyle E-commerce Industry Trends of Online Shopping - Dominated by Platforms As e-commerce keeps seizing the share of traditional channels, more and more traditional companies decide to set foot in e-commerce, and open platform is their first choice to have a try. With the soaring of online shoppers and continuous decline of profit, extensive development model is gradually abandoned by e-commerce operators and cooperation among e-commerce platforms has become a definite trend. iResearch data says that in the B2C online shopping marketing, Tmall which serves as a platform occupied an overwhelming share of 57.7% in 2013. Meanwhile, self-run e-commerce operators such as JD, Suning, Amazon, Dangdang, etc. all begin to development the business as a platform and even take it as one of their future strategies. Note: 1. GMV of B2C operators with compound sales channels here only refers to its online sales amount; 2. Suning includes Redbaby, Tencent B2C includes Yixun and Gome includes its own e-commerce platform and Coo8. Source: The data is based on the financial results published by enterprises, interviews with experts and iResearch statistical model.

Comprehensive Local Lifestyle E-commerce Industry Local Lifestyle Services Made up 1/3 of Service Industry In 2013, the added value of tertiary industry represented by service industry hit 26.2 trillion Yuan and its contribution to China’s GDP climbed to 46.1%, surpassing the secondary industry (43.9%) for the first time and becoming the primary industry in China. Service industry can be divided into lifestyle service industry and production service industry. Lifestyle service industry covers catering, touring, culture and sports, medical service and health care, education and the like, which involves all aspects of daily life. According to incomplete statistics, the GMV of China local lifestyle service amounted to 4.7 trillion Yuan in 2013, rising 13.3% YoY and accounting for 27.8% of the added value of tertiary industry (26.2 trillion Yuan). In the coming three to five years, local lifestyle service market will keep growing and its share in the overall economy will also keep rising. Note: The local lifestyle service market involves six segments, namely catering, entertainment, beauty and hairdressing, hotel, wedding service and parent-child related service, excluding auto repair, domestic service, etc. Source: The data is based on the financial results published by enterprises, interviews with experts and iResearch statistical model.

Comprehensive Local Lifestyle E-commerce Industry

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New Era of Local Lifestyle O2O

According to iResearch, the local lifestyle O2O GMV topped 170 billion Yuan in 2013, leaping 45.0% YoY, but its penetration in the whole local lifestyle service market was still less than 4%. Due the rapid development, the O2O market is expected to be the next online market with GMV exceeding one trillion Yuan.

The rapid development of Internet, especially mobile Internet brings new energy to many traditional industries, such as catering, entertainment, parent-child related services, beauty and hairdressing, etc. Enterprises from these industries have realized the importance of Internet, so they will definitely combine their offline business with online operation in the future.

GMV and Penetration of Local Lifestyle O2O Market 2010-2017



600
400
200
0
67.1%
58.3%
45.0%
36.9%
31.5%
25.0%
17.6%
1.5%
2.1%
2.9%
3.7%
4.4%
5.2%
5.8%
6.2%
44.8
74.8
118.4
171.7
235.1
309.2
386.6
454.5
2010
2011
2012
2013
2014e
2015e
2016e
2017e
GMV (bn Yuan)
% Growth
% Penetration rate

Note: 1. GMV of local lifestyle O2O market is the sum of the GMV of segments including catering, entertainment, beauty and hairdressing, hotel, wedding service and parent-child related services; 2. Penetration rate of local lifestyle O2O = GMV of online local lifestyle services/GMV of the whole local lifestyle service market*100%; 3. Penetration of the online business of different segments is obtained from interviews with experts, publicly available information and iResearch statistical forecast model.
Source: The data is based on the financial results published by enterprises, interviews with experts and iResearch statistical model.

18

Comprehensive Local Lifestyle E-commerce Industry Nearly 1/3 of Internet Users Used Local Lifestyle Services There were 190 million local lifestyle O2O users in 2013, with a penetration rate of 31.4% in the whole Internet users which was 7.5% higher over 2012. The rapid increase of the penetration rate indicates that this model is gradually accepted by Internet users and it is also an important drive for the market prosperity in recent years. In the next few years, with the decelerated increase in the number of Internet users, the increase of local lifestyle O2O users will also slow down, but it will keep growing steadily on the whole. Source: The data is based on the financial results published by enterprises, interviews with experts and iResearch statistical model.

Comprehensive Local Lifestyle E-commerce Industry

Industry China of China Local Lifestyle O2O


Search, Reserve and Purchase Services
Local Users
Platform
Baidu地图
微信
高德地图 amap.com
淘宝本地生活 bendi.taobao.com
PC Website
大众点评 dianping.com
Ctrip 携程
58同城
美团
窝窝团
App
Comprehensive O2O Service
Local Communities
19楼 19Lou.com
西祠胡同
化龙巷 hualongxiang.com
liba.com
Classified Information Sites
58同城
ganji 赶集
百姓网
易登网
Group-buying and Coupon Sites
大众点评 dianping.com
窝窝团
美团
拉手网
百度糯米
丁丁优惠
聚划算
Comment Sites
大众点评 dianping.com
口碑网 koubei.com
丁丁网
生活服务 life.taobao.com
Vertical O2O Service
Catering
ele.me
Dianwoba
Entertainment
Gewara
大麦 damai.cn
猫眼电影
Wedding
丁丁结婚
新娘街
到喜啦
Transportation
滴滴打车
快的打车
易到用车
Touring
Ctrip 携程
艺龙 eLong
LY.com
Child
乐友孕婴童
babytree
育儿网
Beauty
SHOW发
美美豆
Others
e家洁
阿姨来了
95081
Payment Platform
支付宝 Alipay.com
财付通
在线支付 Online Payment
拉卡拉
快钱 99Bill.com
易宝支付 YEEPAY.COM
Local Lifestyle Service Providers
Technology Provider
imageco翼码
客如云
雅座 yazuo.com
TongCard 通卡
8ooAPP八百客
Ideadata
Provide Services

20

Comprehensive Local Lifestyle E-commerce Industry A Channel for Traditional Enterprises to Commence Online Business Local lifestyle e-commerce connects the huge commercial potential in cities with Internet effectively and creates a relatively simple and efficient way for some traditional enterprises to set foot in this field. After the disorderly development in its infancy from 2010 to 2013, local lifestyle e-commerce market will enter rational development in 2014 and there will be diversified platform operating models and service forms. According to statistics, the comprehensive local lifestyle e-commerce GMV hit 38 billion Yuan in 2013, up 80% YoY. An explosive growth of the GMV is expected to appear in 2016 or 2017 when it will exceed 100 billion Yuan. Source: The data is based on the financial results published by enterprises, interviews with experts and iResearch statistical model.

Outline Introduction to China Comprehensive Local Lifestyle E-commerce Comprehensive Local Lifestyle E-commerce Industry Comprehensive Local Lifestyle E-commerce Models Contents Trends of China Comprehensive Local Lifestyle E-commerce 1 2 3 4 5

Comprehensive Local Lifestyle E-commerce Models

Platform Model and Non-platform Model

There are two kinds of e-commerce model for comprehensive local lifestyle services: non-platform model and platform model. The former focuses on service. With information technology, it integrates the business flow of local lifestyle service providers and informationizes their business to some extent, in order to enable these merchants to provide consumers with better services. The typical enterprises adopting this model are Meituan and Dianping. As for the latter, a direct sales platform connecting local lifestyle service providers and consumers is built via Internet and apps. The platform supplies local lifestyle service providers with a direct online sales channel as well as consumer and service management system. The typical enterprise with this model is 55.

Comparison of Different Models

	User	Product	Cooperation	Income
Non-platform	Focus on providing good services for consumers	Provide local lifestyle services according to consumers' demand	**Cooperation Model:** in the cooperation, e-commerce websites serve as a promotion or distribution channel of merchants' products and website operators will edit and post the product information provided by merchants. **Cooperation Term:** without fixed term, the online promotion period of a product or product portfolio is usually taken as the cooperation term. **Involvement in Pricing or Not:** sometimes	Mainly commissions and charges for promotion and marketing, supplemented with technology service fee
Platform	Focus on assisting merchants in direct sale, customer and products management	Provide online sales platform, customer and products management system based on merchants' demand	**Cooperation Model:** e-commerce websites are the direct sales channel of merchants and merchants edit and post product information by themselves or with the help of e-commerce operators. E-commerce operators won't participate in merchants' operation, except on merchants' entrustment and payment of a certain fee. E-commerce operators will provide technological training periodically according to agreement. **Cooperation Term:** a long-term cooperation (at least one year) between e-commerce operator and merchant **Involvement in Pricing or Not:** no	Mainly platform service charge and technology service fee, supplemented with commissions and charges for promotion and marketing

23

Meituan.com was formally launched on March 4, 2010 and acquired series A financing and series B financing respectively in September 2010 and July 2011. After the business stagnation in 2012, it began to expand its business again in 2013, with business covering food, hotel, movie, entertainment, touring, lifestyle service, shopping and beauty in nearly 200 cities. Now, it has over 4,000 staffs. Non-platform Model - Meituan Introduction Mar. 2010 Sept. 2010 Formal launch of meituan.com Series A financing – 10 million dollars investment from Sequoia Capital App and “carefree group-buying” service system Mar. 2011 Jul. 2011 2013 Jan. 2014 Mar. 2014 Series B financing – led by Alibaba Consumption needing no reservation Online ordering of food delivery service Conversion of points to cash, return of all goods and tag cloud service of consumption Series B financing – led by Alibaba Consumption needing no reservation Online ordering of food delivery service Conversion of points to cash, return of all goods and tag cloud service of consumption

Non-platform Model - Meituan Meituan’s Website On PC, users can search service or merchant on meituan.com. On mobile devices, in addition to the app of Meituan, there are also apps for different service segments, such as restaurant, food delivery, hotel and movie and there is also an app for cooperative merchants, with which merchants can scan and check group-buying coupons, view and reply to consumers’ comments and check sales. On the one hand, Meituan develops specific app functions to meet the demand of users and improve user experience. On the other hand, it explores vertical business to conduct in-depth integration of resources and business flow in vertical service sectors. The publicly available data shows that its app users account for over 70% of its all users. The services include food, hotel, movie, entertainment, touring, lifestyle services, shopping and beauty. Users can search service or merchant on it. Group-buying formation based on location Physical goods information New group-buying deals of the day Users’ comments after consumption or experience Order information of brand merchants, mainly in food, entertainment, hotel and movie sectors Food delivery business launched in early 2014 Restaurant Food Delivery Movie Hotel App App for Merchants

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Non-platform Model—Meituan

Technology-driven and User-centered Business Philosophy

Sticking to the philosophy of "technology + service", Meituan is committed to serving its users and enhancing user experience. It has built an information system for full business processes covering negotiation, reviewing, editing, launch of deals, and offline trial of merchants' services, which has increased its overall efficiency by 2.8 times. Its unique settlement system has significantly improved settlement efficiency and boosted repeat cooperation between merchants and Meituan. According to iResearch, Meituan raised its operational efficiency through information system upgrading and business process optimization, which indirectly enhanced the efficiency of the whole service industry. During the process, operation of the information system is entirely performed by the staff of Meituan. Therefore, it is easily accepted by merchants.

8 Reviewing Procedures

1. Preliminary research of merchants;
2. On-site trial by BD;
3. Review by city manager (business license and related permits);
4. Preliminary review by QA;
5. Finalizing terms of service with merchants;
6. Review of negotiation contents and contract by QA;
7. Review of copywriting proposal by editor in charge;
8. Final review by QA.


Procedures for Launching New Deals
Editing System
Reviewing System
CRM
Settlement System
Merchant Data Center

In 2011, Meituan began to develop merchant settlement system which enables merchants to find out the actual number of payers and sales via the backend of the system at any time. Two settlement options are available: weekly settlement or settlement per 10%-15% of sales, which enhanced the efficiency of settlement and fostered repeat cooperation between merchants and Meituan.

26

Non-platform Model—Dianping

Introduction

Launched in Shanghai in April 2003, dianping.com started with online-only business. It collected user reviews to provide decision-making reference to users. Its profit model works like this: Users consume at Dianping's merchant partners with its membership card to earn points and merchants offer rebates to Dianping based on the points. In 2006, Dianping launched marketing services which became its major source of revenue by 2008. In June 2010, Dianding rolled out group-buying services and began rapid expansion. In 2013, Dianping introduced developer platform and screened partners for resource exchange or brand cooperation. That is, through API, developers can access information on dianping.com including local merchant profiles, reviews of merchants, discounts, group-buying, and the like. In return, developers provide corresponding resources to Dianping. In the future, Dianping may explore possibilities of further cooperation with developers. In 2014, Dianping entered into deeper strategic partnership with Tencent and ele.me. At present, the main source of revenue of Dianping comes from marketing and group-buying services which make fairly equal contribution to Dianping's revenue.



Official launch of dianping.com in Shanghai
Launch of membership card service
Investment from Sequoia Capital and launch of e-coupon and keyword advertising service
Investment from Google
Launch of Dianping app
2003
2005
2006
2007
2009
2010
2011
2012
2013
2014
Launch of group-buying service
Series C financing-$100 million
Launch of e-membership card and advance booking
Official launch of developer platform
Launch of take-away service & deeper strategic partnership with Tencent and ele.me

27

Non-platform Model—Dianping

Dianping's Website & App

As of December 2013, merchant base of Dianping exceeded 8 million, covering more than 10 countries and regions world-wide and providing 12 categories of services including food, entertainment, shopping, movies, beauty, wedding, parenting and more.



大众点评
dianping.com
北京站
首页
团购
HOT
优惠券
订座
外卖
会员卡
同城活动
社区

Provide 9 types of group-buying info covering food, movies, hotels, entertainment, beauty, etc.

Provide local lifestyle service coupons

Provide restaurant booking service

Take-away service provided by ele.me

Provide local lifestyle membership card and users can earn points when consuming with the card.

Provide city-wide offline promotions

Online community where users discuss local lifestyle services



全部商户
美食
休闲娱乐
购物
电影
丽人
结婚
亲子
家装
运动健身
酒店
爱车
生活服务

Merchants fall into 12 categories including food, entertainment, shopping, movies, beauty, wedding, parenting, home decoration, sports & fitness, hotels, cars, and local lifestyle services.

Dianping apps include Dianping and Dianping Group-buying and the latter focuses on group-buying information. The two apps closely resemble each other in both interface and functions.



28

Non-platform Model—Dianping Dianping’s Business Model: Industry and Category Expansion Dianping adopts the strategy of expanding industry segments and product categories at the same time during the exploration of its local lifestyle e-commerce business model. In the second half of 2013, Dianping restructured its business units and established Information Platform Business Unit, Trading Platform Business Unit, Hotel and Travel Business Unit, Wedding Business Unit, Booking Business Unit and Marketing Business Unit. Among them, Trading Platform Business Unit is mainly responsible for the expansion of group-buying and payment business while Marketing Business Unit is mainly in charge of marketing for merchants including keyword advertising, discount coupons, display advertising, among others. According to iResearch, following the strategic partnership with Tencent, Dianping focuses on deeper integration with merchants as it leaves traffic acquisition in the hands of Tencent. Moreover, Dianping ramps up its efforts to informationize business processes and expands into more local lifestyle service categories. Expansion of Product Lines Expansion of Business Lines Food & Drink Group-buying Booking Take-away Travel Wedding Movies Hotels Advertising Advertising Group-buying Booking Review

Platform Model—55

Introduction

Officially launched in March 2010, 55 entered local lifestyle e-commerce industry via group-buying business. In July 2011, 55 began rapid expansion with investment from CDH Investments, Zero2IPO, etc. Based on the development path of physical goods e-commerce, 55 defined its mission as building itself into a comprehensive local lifestyle e-commerce platform as early as in 2011. January 2012 witnessed the official launch of 55 Shopping Mall. In July of the same year, 55's profit model changed from commissions only to "commissions + platform service charge". After more than two years of development, online shops and online merchants on 55 platform surged to 110,000 and 80,000 respectively as of June 30, 2014. Among them, 60,000 merchants opened online direct sales shops on 55. Services provided by its merchants cover various categories including food & drink, entertainment, hotels, beauty, travel, and the like, among which food & drink accounted for the largest GMV share of 56.0%. Registered users of 55 amounted to 31.6 million and users who installed 55 app reached 14.5 million. The cumulative paid users of 55 totaled 22.0 million and repeat purchase rate among its users arrived at 50%. Regular users made up 68% of 55's paid users. **In terms of the number of merchants and registered users, 55 is currently the largest e-commerce platform for local lifestyle services (including restaurant, movie, beauty salon, etc.) in China**. At present, 55 covers 137 cities across China with 3,200 employees, among which sales staff exceed 2,000.



Group-buying Model Period
Platform Model Period
Launch of 55
Investment from CDH Investments, Zero2IPO, etc.
Launch of 55 Shopping Mall
Profit model from commissions only to commissions+ service charge
Mar. 2010
Jul. 2011
Jan. 2012
Jul. 2012

Share of 55's Service Categories in June 2014



Others 10.0%
Hotels 8.0%
Entertain-ment 11.0%
Movies 15.0%
Food & drink 56.0%

30

Platform Model—55 55’s Website Merchants’ services are mainly presented in “group-buying” and “shopping mall” sections on 55’s PC website. Visitors may access local lifestyle services on its website directly or find their desired services by searching “service contents” or “merchant brands”. Direct sales shops on 55 will show information about their brands or franchised shops on the service information page, from where visitors are directed to the webpages of franchised shops to check all services and products of the merchant available on 55. Merchants as franchise stores Support search by services or merchants

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Platform Model—55

55's App

55 realized pretty early on that mobile devices are a desirable trading platform for local lifestyle services. Therefore, it developed and launched its app quite early. 55's app enables users to purchase local lifestyle services whenever and wherever possible and find desired services based on geographical locations in a convenient way. In Q2 2014, mobile GMV accounted for 52% of 55's total GMV. In addition, 55 also provides merchants with technology services including the development and operation of customized apps and assists them in the direct sale of services on mobile. Merchants may promote their apps online or offline. When users install their apps, merchants may conduct membership maintenance, direct sale and interactive activities. On the one hand, customized apps empower merchants to sell their products/services directly to consumers through their own mobile channel. On the other hand, the apps facilitate merchants to reach consumers from both online and offline.

55's App


北京
代金券专场
美食
电影
KTV
酒店
美容保健
网购
今日新单
更多分类
热映电影

Customized Apps for Merchants Developed by 55

55 can develop customized apps for merchants to help them achieve direct sale of services. The app enables merchants to display their products/services/brands/promotions, send notifications and interact with users, which fosters the bonding between merchants and users.



Online direct sale


悦己视觉

Brand display



Promotions



Order, booking & take-away



Notifications

32

Platform Model—55 Merchant-centered Service: Shopping Mall + App + Service Manager 55 is dedicated to building itself into a comprehensive local lifestyle e-commerce platform and its business model centers on local lifestyle service providers. 55 e-commerce platform is mainly composed of Shopping Mall (including merchants’ franchised shops, group-buying service, etc.), App (including 55’s app and merchants’ customized apps) and Service Manager (an electronic management system linking online with offline), which form a sound business circle and connect local lifestyle service providers with consumers. Online franchised shops, customized apps and Service Manager of 55 enable merchants to attract customers online, serve consumers offline and finally close sales deals. Apart from getting a convenient and efficient direct sales channel, merchants are also able to manage their customers, improve their brand images, boost repeat purchases and enhance user experience from online booking to offline consumption. App Shopping Mall 55 Shopping Mall provides merchants with various marketing services and tools (e.g. online franchised shops, group-buying services, etc.). Merchants may direct users to their online franchised shops via cheap group-buying deals. And their franchised shops have a separate webpage displaying all available products and services. An electronic management system linking online with offline, through which merchants can conduct quick verification, data mining, online booking and capacity management. Including 55’s app and merchants’ customized apps, enabling merchants to sell services/products directly to consumers. Service Manager

Platform Model—55 Value Analysis of Platform Model As a comprehensive local lifestyle e-commerce operator, 55 adopts platform model, the essence of which lies in providing merchants with solutions for full business processes including online customer acquisition, customer maintenance and sale of services. Platform model also requires 55 to provide lasting value to both its users and merchants. Merchant Value Platform Value User Value Make use of the online channel to reach online consumers in a convenient and efficient manner, identify their needs and conduct online direct sale; Receive orders and payments in advance, enhancing supply chain management and cash flow of merchants; Achieve independent brand operation and promotion; Achieve membership management/maintenance and direct interaction with consumers; Improve services based on user reviews; Obtain solutions for full business processes including online promotions, direct sale and capital flow, improve business processes through information technology, optimize cost structure and enhance profitability; May achieve real-time and efficient management of inventory, price and marketing in the future. Gain service charges, commissions and marketing fees by helping merchants optimize business processes to reach online consumers; Explore new profit model based on data mining of user and merchant information; Build platform ecosystem. Search and find desired services in a convenient way; Enjoy lower prices than direct offline consumption; Make the booking (e.g. taking orders) and payment of services online in advance to avoid queuing offline and enhance user experience; Keep abreast of the latest promotions and discounts of merchants; Establish direct contact with merchants to send requests and feedback to merchants in a timely manner.

Platform Model vs. Non-platform Model

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Both Models Have Pros and Cons, No Clear Winner for the Time Being

Both models are able to increase online sales of local lifestyle service providers and enhance consumption experience of consumers. However, they both have pros and cons and need to stand the test of time.

Pros and Cons of Non-platform Model and Platform Model

	Pros	Cons	Comments
Non-platform Model	**For merchants** (1) Low requirements of merchants and high operational efficiency as online business of merchants is guided by e-commerce operators. **For operators** (1) A bigger say in the industry chain when operators fully integrate offline business of merchants. (2) Heavy reliance of merchants when operators integrate service segments to control important business processes.	**For merchants** (1) Little autonomy during e-commerce operations. (2) Possibly high commissions. (3) Strong reliance on operators in online sales. **For operators** (1) Heavy workload requires a large number of sales and customer service staff. (2) Large investment for business expansion.	Expand service segments, informationize business processes, fully integrate online and offline resources and enhance operational efficiency of the whole sector.
Platform Model	**For merchants** (1) Plenty of autonomy during e-commerce operations. (2) Relatively low commissions due to additional platform service charge. (3) Control over full business processes from demand, order, payment, consumption and review, conducive to building direct interaction with consumers. **For operators** (1) Competitive due to relatively low commissions. (2) Lighter workload for sales.	**For merchants** (1) High requirements of merchants as they need to operate and manage online business on their own. (2) Possible loss of consumers due to weak operational capacity of merchants. **For operators** (1) Difficulty in raising royalties and platform service charges and possible dissatisfaction of merchants in case of a fee raise. (2) Possible breakup with operators once merchants build up their own online direct sales channel.	The focus on increasing online sales of merchants, improving their profitability through technology and optimizing their cost structure solves profitability issue in the short run while enhancing online management and operational capacity of merchants in the long run.

35

Outline Introduction to China Comprehensive Local Lifestyle E-commerce Comprehensive Local Lifestyle E-commerce Industry Comprehensive Local Lifestyle E-commerce Models Contents Trends of China Comprehensive Local Lifestyle E-commerce 1 2 3 4 5

Future Trends Huge Market Presents Vast Growth Opportunities for Local Lifestyle E-commerce In 2013, tertiary industry represented by service industry accounted for 46.1% of China’s GDP and overtook secondary industry (43.9%) for the first time to grow into the largest industry underpinning China’s economic growth. As a sub-category of service industry, lifestyle service segment covers all aspects of people’s daily life including food & travel, culture & sports, health care & education, to name a few. According to incomplete statistics, China local lifestyle GMV reached 4.7 trillion Yuan in 2013 and is expected to grow stably in the next three to five years and account for a rising share of China’s GDP. The huge market presents vast growth opportunities for local lifestyle e-commerce. In 2013, the GMV of local lifestyle O2O market topped 170 billion Yuan at a YoY growth rate of 45.0%. However, its penetration in local lifestyle market stayed below 4%. The GMV of comprehensive local lifestyle e-commerce market arrived at 38 billion Yuan, soaring about 80% YoY. It is forecasted to boom in 2016 and 2017 with GMV exceeding 100 billion Yuan.

Future Trends Physical Goods E-commerce Provides Good Customer Base for Local Lifestyle E-commerce China e-commerce GMV totaled 10.1 trillion Yuan in 2013, up 25.2% YoY. It is expected to hit 20 trillion Yuan in 2017 at a compound growth rate of over 20%. Physical goods e-commerce has built a good customer base for local lifestyle e-commerce as these consumers are willing to try new things, accumulate rich experience in online shopping and have certain purchasing power.

Future Trends

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Mobile Internet Facilitates the Growth of Local Lifestyle E-commerce

According to iResearch data, from Aug. 2012 to May 2014, unique visitors per day of PC clients and websites respectively increased 21.9% and 4.1% whereas unique users per day of apps and mobile websites leaped 147.0% and 73.7%. The popularization of mobile devices facilitated the integration of the Internet with traditional industries as they serve as an important medium for information acquisition, social interaction and payment.

Along with the rapid expansion of mobile Internet population, service industry is in urgent need of integrating online with offline, which provides a favorable context and broad prospects for local lifestyle e-commerce. On the one hand, local lifestyle e-commerce helps merchants who offer services to consumers reach mobile users in a convenient and efficient manner. On the other hand, merchants may upgrade to mobile business processes via the platform to provide better service experience to consumers. Meanwhile, as information technology advances, the cost and threshold to apply technology will be lowered. Therefore, local lifestyle e-commerce empowers merchants with strategies for customer expansion, brand marketing, membership management/maintenance and real-time inventory management, improves their cost structure and enhances their profitability.


UV per Day on PC and Mobile Aug. 2012-May 2014
400
300
200
100
0
Mn users
21.9%
4.1%
147.0%
73.7%
Aug.-12
Sept.-12
Oct.-12
Nov.-12
Dec.-12
Jan.-13
Feb.-13
Mar.-13
Apr.-13
May-13
Jun.-13
Jul.-13
Aug.-13
Sept.-13
Oct.-13
Nov.-13
Dec.-13
Jan.-14
Feb.-14
Mar.-14
Apr.-14
May-14
PC clients
PC sites
Apps
Mobile sites

Source: 1. iUserTracker. Home office edition. Based on the long-term measurement of online behavior of 400 thousand home and office (excluding public café) panelists. 2. mUserTracker. Based on the long-term measurement of usage behavior of 150 thousand iOS and Android smart device users.

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Future Trends Local Lifestyle E-commerce Still in Its Infancy, Facing Various Challenges Local lifestyle e-commerce is still in its infancy and faces numerous challenges. China’s economic structure is unbalanced, local lifestyle service providers have varied service capabilities China’s economic structure is unbalanced, exhibiting regional and diversified development of economy. The service capabilities of local lifestyle service providers are also varied. In theory, all local lifestyle services are able to achieve online and offline integration. However, in practice, there is a threshold for local lifestyle service providers to leverage the online channel. Regulatory policies for different local lifestyle segments vary significantly, entailing certain risks for e-commercialization Regulatory policies for different branches of local lifestyle services vary significantly. For instance, short lease service requires the authentication and archiving of consumer information by Public Security Bureau. Therefore, merchants are vulnerable to policy risks when dipping their feet into online business of such segments. Local lifestyle services exhibit regional characteristics, online channel delivers varied results to merchants The consumption habits of consumers from different regions differ tremendously and online channel delivers varied results to local lifestyle service providers. At present, local lifestyle e-commerce operators provide merchants with somewhat homogeneous services, which fails to satisfy the diverse needs of local lifestyle service providers. Numerous vertical segments of local lifestyle service sector and different business procedures pose serious challenges to e-commerce expansion Local lifestyle service sector encompasses numerous vertical segments including food & drink, movies, travel, hotels, entertainment, wedding services, mother & baby, beauty, and the like. In fact, the sector covers more services such as housekeeping, repair and nursing services. Since the business procedures of these vertical segments differ greatly, it takes heavy investment and considerable effort to expand online service categories. Low informatization level of local lifestyle service providers makes online penetration difficult Different local lifestyle segments have varied levels of informatization, which poses serious challenges to early-stage promotion of e-commerce. And the problem can hardly be solved by e-commerce players alone. Only with the development of the society and economy as well as the improvement in education can IT infrastructure be enhanced, which is a long-term and difficult task.

Appendix Research Background China mobile Internet population hit 500 million in 2013 and its growth outpaced that of Internet population. Mobile Internet users are expected to become the largest user group of the Internet sector. The boom of mobile Internet fostered the rise of local lifestyle O2O market. In 2013, local lifestyle O2O GMV exceeded 170 billion Yuan with online penetration approximating 4%. Along with the formation of usage habit of merchants and consumers, local lifestyle O2O market boasts broader prospects. Methodology This report mainly adopts in-depth industry interview, desktop research and user survey methods. Understand the main conditions of relevant industries and obtain data on sales, marketing, etc. through in-depth interviews with experts, manufacturers and channels of the industry. Conduct desktop research, obtain revenue/GMV data of the industry by comparing some publicly available information and referring to user survey data. User survey: In line with statistical theory and international practice, this research mainly adopts online survey method. Online survey was conducted from Mar. 6 to 26, 2014 via iResearch’s proprietary iClick client. A total of 3,546 questionnaires, voluntarily answered by respondents, were collected and invalid questionnaires were excluded. After giving a weighting in accordance with gender and age ratio of Internet users, we finally obtained a total of 3,012 valid questionnaires, based on which data analysis was carried out. Channels from which iResearch obtains publicly available information: Governmental data & information Related economic data Publicly disclosed information of the industry Annual & quarterly reports of enterprises Publicly expressed views of senior experts of the industry

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